Donal L. Mulligan Executive Vice President and Chief Financial Officer
Telephone:	(763) 293-2158
Facsimile:	(763) 764-7384

[ On General Mills, Inc. Letterhead]

March 13, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D. C. 20549-7010

Re:	General Mills, Inc. Form 10-K for Fiscal Year Ended May 27, 2007 Filed July 26, 2007

Dear Mr. Schwall:

We are writing in response to the comments we received from you by letter dated February 28, 2008 regarding the above-referenced filings of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Form 10-K for the Fiscal Year Ended May 27, 2007

General

1.

Please confirm in writing that you will comply with the following comments in all future filings. Where applicable, provide us also with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

Response

Where the Staff’s comments require changes to our disclosures, we will comply with such comments in all future filings. Where applicable, we have provided examples of our intended disclosures.

Risk Factors, page 5

2.	You should identify and discuss all known material risk factors in the Risk Factors section that begins at page 5. Your current disclosure refers to risks

Mr. Roger Schwall

March 13, 2008

“described below or elsewhere in this report or our other filings” and suggests that “the following is not intended to be a complete discussion of all potential risks or uncertainties.” In future filings, eliminate any suggestion that the section is not comprehensive, and also make clear that the reader need not look to other filings for this required disclosure.

Response

In our future filings, we will make clear that our Item 1A disclosures include all known material risk factors. We propose to use disclosure substantially similar to the following:

Our business is subject to various risks and uncertainties. Any of the risks described below could materially adversely affect our business, financial condition and results of operation.

Note 9. Minority Interests, page 56

3.

We note that in May 2002, as well as in subsequent periods, you sold Class A preferred membership interests and Series B-1 preferred membership interests in GMC to unrelated third party investors. Please tell us your percentage equity interest in GMC before and after each of the issuances of membership interests. In addition, please clarify why you have classified the Class A and Series B-1 interests in GMC as minority interests on your balance sheet and the related distributions as interest expense on your statement of earnings. In this regard, supplementally cite the accounting literature which you followed.

Response

General Mills Cereals, LLC (GMC) is a limited liability company formed in 2002 to own certain of our assets and provide financing through the sale of membership interests to third parties. An indirect wholly-owned subsidiary of General Mills is the managing member, and we have consolidated GMC into our consolidated financial statements since its inception. There are three classes of membership interests in GMC. Portions of the Class A and Class B interests have been sold to third party investors.

The following schedule details the percentage equity interest held by us or third party investors, segregated by class of interest in GMC, from its formation through our 2007 fiscal year end.

Mr. Roger Schwall

March 13, 2008

(dollars in millions)	Managing Member	Class A	Class B
April 2002 Value of Capital Account	$2,292	$542	$1,594
Ownership by General Mills and affiliates	100%	100%	100%

May 24, 2002 Value of Capital Account	$2,212	$545	$1,602
Ownership by General Mills and affiliates	100%	72%	100%
Ownership by third parties		28%	0%

Oct. 8, 2004 Value of Capital Account	$2,541	$239	$1,898
Ownership by General Mills and affiliates	100%	37%	56%
Ownership by third parties		63%	44%

We have classified the Class A and Series B-1 interests in GMC as minority interests in our consolidated balance sheets in accordance with Staff Accounting Bulletin Topic 5H, “Accounting for Sales of Stock by a Subsidiary” (Topic 5H). We believe our accounting is further supported by Accounting Series Release No. 268, “Presentation in Financial Statements of Redeemable Preferred Stocks”, which states that “... redeemable preferred stocks are significantly different from conventional equity capital. Such securities have characteristics similar to debt and should, in the opinion of the Commission, be distinguished from permanent capital.” Finally, we also evaluated these preferred securities under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” and determined they did not require liability classification.

We have relied upon guidance from Accounting Research Manager (ARM), a widely used subscription-based research service published by CCH, for the classification of distributions on the membership interests in GMC as expense. The ARM guidance states that dividends on a subsidiary’s preferred stock should be charged to expense (minority interest in income of subsidiary) in the consolidated income statement. Because this expense is not individually significant, we have made an accounting policy election to classify the expense within “interest, net” in our consolidated statement of earnings. Within Note 17, we describe this expense as “Distributions paid on preferred stock and

Mr. Roger Schwall

March 13, 2008

interests in subsidiaries,” separate from interest expense and interest income, the other components of “interest, net”.

Definitive proxy statement filed July 9, 2007

Compensation Discussion and Analysis, page 21

4.

We direct you to Release 33-8732A, Section II.B.l. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the discrepancies in the type and amount of compensation awarded to the named executive officers.

Response

Section II.B.1 of Release 33-8732A states:

“The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate. Where policies or decisions are materially similar, officers can be grouped together. Where, however, the policy or decisions for a named executive officer are materially different, for example in the case of a principal executive officer, his or her compensation should be discussed separately.”

We confirm that there are no material differences in compensation policies or programs with respect to individual executive officers.

As to the type of compensation awarded, the only material differences are that (1) Mr. Powell received reimbursements of incremental taxes resulting from his earlier assignment in Switzerland, (2) Mr. Sanger benefitted from personal use of the company’s aircraft, and (3) Mr. Sanger received benefits under the Planned Gift Program as a member of the Board of Directors. All of these differences are disclosed on page 33 and 34 of the Proxy Statement.

As to the amount of compensation awarded, the primary determinants of those differences are:

•	the external market value of each position as determined by reference to the 18 company peer group shown on page 24 of the Proxy Statement;
•

the executive’s individual performance rating as approved by the compensation committee. Various individual performance factors such as specific business goals, strategic projects or initiatives, organizational and diversity goals, and leadership behaviors and impact are considered in the determination of the individual performance rating, but the actual rating is

Mr. Roger Schwall

March 13, 2008

determined by judgment, not a formula. For fiscal 2007, there were no significant differences in the individual ratings among the named executive officers; and

•	the executive’s years of service and age determine annual changes in pension value.

All of these determinants are disclosed in the Compensation Discussion and Analysis and footnotes to the compensation tables.

Annual Incentive Award – Tied to Corporate and Individual Performance, page 26

5.

Please clarify your disclosure regarding your annual incentive awards program by providing an example of an actual award made to a named executive officer in a given fiscal year. In this regard, please explain the mechanics by which you calculated the award.

Response

Pages 26 and 27 of the Proxy Statement describe the mechanics by which the annual incentive award is calculated. An example of an actual award made to a named executive (S. W. Sanger) is as follows:

Annual Incentive – Cash Portion
A	Base salary, as reported in the Summary Compensation Table on page 32	$1,241,250
B	Base incentive rate (Mr. Sanger, as Chairman and CEO, receives the high end of the 50 - 75% range disclosed on page 27, paragraph 1)	75%
C	Corporate Performance Rating (as disclosed on pages 22 and 27, paragraphs 5 and 2, respectively)	1.80
D	Individual Performance Rating	1.50

E = AxBxCxD	Annual cash incentive (as reported in the Summary Compensation Table on page 32)	$2,513,531

Mr. Roger Schwall

March 13, 2008

Annual Incentive – Restricted Stock Unit Portion
F	Restricted Stock Unit Component (as disclosed on page 26, paragraph 2)	30%
G	Corporate Performance Rating adjustment (as disclosed on page 26, paragraph 2)	130%
H	Stock Price on date of grant (as disclosed on page 31, footnote (1))	$58.79

I = (ExFxG)/H	Annual incentive – restricted stock units (as reported on page 31, paragraph 4)	16,674

In our future filings, we will clarify the calculation of both the cash and restricted stock portions of the annual incentive by including formulas substantially similar to the following:

Annual Incentive – Cash Portion

Annual cash incentive	=	Base salary	x	Base incentive rate	x	Corporate performance rating	x	Individual performance rating

Annual Incentive – Restricted Stock Portion

Annual incentive RSU	=	Annual cash incentive	x	30%	x	Corporate performance rating adjustment	÷	Stock Price

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Roger Schwall

March 13, 2008

We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,

/s/ Donal L. Mulligan

Donal L. Mulligan

Executive Vice President and

Chief Financial Officer

cc:	John Cannarella Kimberly Calder